Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,					MARCH 31,
(dollars in thousands)	2011	2012	2013	2014	2015	2016	2015
Net income	$6,920	$8,115	$40,338	$287,035	$262,903	$51,407	$40,804
Income tax (benefit) expense	5,838	8,353	22,977	(143,264)	22,058	2,307	2,008
Fixed charges	239,477	227,155	221,219	182,107	179,516	51,853	44,115

Earnings	252,235	243,623	284,534	325,878	464,477	105,567	86,927

Interest expense, net	170,524	156,762	146,112	105,152	98,399	30,067	24,530
Rent under leases representative of an interest factor (1/3)	68,953	70,393	75,107	76,955	81,117	21,786	19,585
Preferred dividends	—	—	—	—	—	—	—

Fixed charges	239,477	227,155	221,219	182,107	179,516	51,853	44,115

Ratio of earnings to fixed charges	1.1x	1.1x	1.3x	1.8x	2.6x	2.0x	2.0x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.